UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                       Technology Investment Capital Corp.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    878717305

                                 (CUSIP Number)

                                January 13, 2005
             (Date of event which requires filing of this statement)

      Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:

      |_|   Rule 13d-1(b)
      |X|   Rule 13d-1(c)
      |_|   Rule 13d-1(d)

----------
      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 9 Pages

CUSIP No. 878717305

13G                             Page 2 of 9 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Millenco, L.P.
     (I.R.S. Identification No.: 13-3532932)
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           --
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          835,670
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         --
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            835,670
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     835,670
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     8.3%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     PN, BD
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 878717305

13G                             Page 3 of 9 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Millennium Management, L.L.C.
     (I.R.S. Identification No.: 13-3804139)
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           --
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          835,670
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         --
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            835,670
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     835,670
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     8.3%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 878717305

13G                             Page 4 of 9 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Israel A. Englander
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           --
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          835,670
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         --
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            835,670
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     835,670
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     8.3%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 878717305

13G                             Page 5 of 9 Pages

Item 1.

(a)   Name of Issuer

      Technology Investment Capital Corp. , a Maryland corporation.

(b)   Address of Issuer's Principal Executive Offices:

      8 SOUND SHORE DRIVE, SUITE 255
      GREENWICH, CT 06830

Item 2(a). Name of Person Filing

Item 2(b). Address of Principal Business Office

Item 2(c). Citizenship

      Millenco, L.P.
      666 Fifth Avenue
      New York, New York 10103
      Citizenship: Delaware

      Millennium Management, L.L.C.
      666 Fifth Avenue
      New York, New York 10103
      Citizenship: Delaware

      Israel A. Englander
      c/o Millennium Management, L.L.C.
      666 Fifth Avenue
      New York, New York 10103
      Citizenship: United States

Item 2(d) Title of Class of Securities

      Common Stock

Item 2(e) CUSIP Number

      878717305

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a:

(a)   |_|   Broker or dealer registered under Section 15 of the Act (15 U.S.C.
            78o).

(b)   |_|   Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)   |_|   Insurance company as defined in Section 3(a)(19) of the Act (15
            U.S.C. 78c).

(d)   |_|   Investment company registered under Section 8 of the Investment
            Company Act of 1940 (15 U.S.C. 80a-8).

(e)   |_|   An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

CUSIP No. 878717305

13G                             Page 6 of 9 Pages

(f)   |_|   An employee benefit plan or endowment fund in accordance with Rule
            13d-1(b)(1)(ii)(F);

(g)   |_|   A parent holding company or control person in accordance with Rule
            13d-1(b)(1)(ii)(G);

(h)   |_|   A savings association as defined in Section 3(b) of the Federal
            Deposit Insurance Act (12 U.S.C. 1813);

(i)   |_|   A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940
            (15 U.S.C. 80a-3);

(j)   |_|   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4. Ownership

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)   Amount beneficially owned:

            As of the date of this filing, each Reporting Person may be deemed the beneficial owner of 835,670 shares of Common Stock owned by Millenco, L.P.,a Delaware limited partnership ("Millenco").

            Note: The general partner of Millenco is Millennium Management, L.L.C., a Delaware limited liability company ("Management"). Israel A. Englander ("Mr. Englander") is the managing member of Management. The foregoing should not be construed in and of itself as an admission by any of Management or Mr. Englander as to beneficial ownership of the shares owned by Millenco.


      (b)   Percent of Class:

            Approximately 8.3% as of the date of this filing (Based on shares outstanding reported in Form 10Q dated November 12, 2004).

      (c)   Number of shares as to which such person has:

            (i)   Sole power to vote or to direct the vote:

                  0

            (ii)  Shared power to vote or to direct the vote

                  835,670

            (iii) Sole power to dispose or to direct the disposition of

CUSIP No. 878717305

13G                             Page 7 of 9 Pages

            (iv)  Shared power to dispose or to direct the disposition of

                  835,670

Item 5. Ownership of Five Percent or Less of a Class

      Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

      Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

      Not applicable.

Item 8. Identification and Classification of Members of the Group

      This statement is filed by:

            (i)   Millenco;

            (ii)  Management, as the general member of Millenco;

            (iii) Mr. Englander, as the managing member of Management.

Item 9. Notice of Dissolution of Group

      Not applicable.

Item 10. Certification

      By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 878717305

13G                             Page 8 of 9 Pages

                                   SIGNATURES

      After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: January 21, 2005

MILLENCO, L.P.


By: /s/ Terry Feeney                               /s/ Israel A. Englander
    -------------------------------                -----------------------------
    Name:  Terry Feeney                            Israel A. Englander
    Title: Chief Operating Officer


MILLENNIUM MANAGEMENT, L.L.C.


By: /s/ Terry Feeney
    -------------------------------
    Name:  Terry Feeney
    Title: Chief Operating Officer

CUSIP No. 878717305

13G                             Page 9 of 9 Pages

                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $0.01 per share, of Technology Investment Capital Corp., a Maryland corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: January 21, 2005

MILLENCO, L.P.


By: /s/ Terry Feeney                               /s/ Israel A. Englander
    -------------------------------                -----------------------------
    Name:  Terry Feeney                            Israel A. Englander
    Title: Chief Operating Officer


MILLENNIUM MANAGEMENT, L.L.C.


By: /s/ Terry Feeney
    -------------------------------
    Name:  Terry Feeney
    Title: Chief Operating Officer